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                             January 19, 2021

       John Enwright
       Chief Financial Officer
       Vera Bradley, Inc.
       12420 Stonebridge Road
       Roanoke, IN 46783

                                                        Re: Vera Bradley, Inc.
                                                            Form 10-K for the
Year Ended February 1, 2020
                                                            Filed March 31,
2020
                                                            File No. 001-34918

       Dear Mr. Enwright:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended February 1, 2020

       Item 8. Financial Statements and Supplementary Data
       Report of Independent Registered Public Accounting Firm, page 56

   1. Please tell us how you determined that you complied with Rule 2-05 of Regulation S-
                                                        X given that your
principal auditor makes reference to the work of other auditors in the final paragraph of
their report.
 John Enwright
Vera Bradley, Inc.
January 19, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Gordon at 202-551-3866 or Mindy Hooker at
202-551-
3732 with any questions.



FirstName LastNameJohn Enwright                           Sincerely,
Comapany NameVera Bradley, Inc.
                                                          Division of
Corporation Finance
January 19, 2021 Page 2                                   Office of
Manufacturing
FirstName LastName